SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 4)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(A) AND AMENDMENTS THERETO FILED

                          PURSUANT TO RULE 13D-2(A)(1)

                                 ULTRATECH, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    010807158
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Avi Dreyfuss, 140 Broadway, 45th Floor, New York, NY 10005, (212) 509-3111
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                       Receive Notice and Communications)

                                  JUNE 22, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 010807158                   13D/A                    Page 2 of 9 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      TEMUJIN FUND MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a)
                                                                        (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
      TO ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER

    NUMBER OF       ------------------------------------------------------------
      SHARES        8.  SHARED VOTING POWER                          3,976,751
   beneficially
     owned by       ------------------------------------------------------------
       each         9.  SOLE DISPOSITIVE POWER
    reporting
   person with      ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                     3,976,751

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,976,751

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   17.12%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                   13D/A                    Page 3 of 9 Pages
-------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      THALES FUND MANAGEMENT, LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a)
                                                                        (b)|X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO (Funds from Investment Advisory Clients).
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT
      TO ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER

    NUMBER OF       ------------------------------------------------------------
      SHARES        8.  SHARED VOTING POWER                          3,976,751
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH      ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                     3,976,751

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,976,751

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   17.12%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IA
--------------------------------------------------------------------------------

CUSIP No. 010807158                   13D/A                    Page 4 of 9 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MAREK T. FLUDZINSKI
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a)
                                                                        (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO
--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(D) OR 2(E)
--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER

    NUMBER OF       ------------------------------------------------------------
      SHARES        8.  SHARED VOTING POWER                          3,976,751
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH      ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                     3,976,751

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,976,751

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   17.12%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                   13D/A                    Page 5 of 9 Pages
--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MARCO BATTAGLIA
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A  GROUP*                            (a)
                                                                        (b) |X|
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCES OF FUNDS

      OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER

    NUMBER OF       ------------------------------------------------------------
      SHARES        8.  SHARED VOTING POWER                          3,976,751
   BENEFICIALLY
     OWNED BY       ------------------------------------------------------------
       EACH         9.  SOLE DISPOSITIVE POWER
    REPORTING
   PERSON WITH      ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER                     3,976,751

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   3,976,751

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                   17.12%

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

CUSIP No. 010807158                   13D/A                    Page 6 of 9 Pages

ITEM 1 SECURITY AND ISSUER

      This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of Ultratech, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3050 Zanker Road, San Jose, CA 95134.

ITEM 2 IDENTITY AND BACKGROUND

      (a) The names of the persons filing this Schedule 13D (the "Schedule") are Temujin Fund Management, LLC, a Delaware limited liability company which serves as investment advisor (the "Investment Advisor") to Temujin Holdings, Ltd. (the "Fund") with respect to the shares of Common Stock directly owned by the Fund, and which is jointly owned by (i) Thales Fund Management, LLC, a Delaware limited liability company which serves as investment manager to the Fund (the "Investment Manager"), the Chief Executive Officer and Chairman of which is Marek T. Fludzinski, and (ii) Marco Battaglia, who serves as the Chief Executive Officer and Chief Investment Officer of the Investment Advisor. Such reporting persons are collectively referred to herein as the "Reporting Persons." The Investment Manager and the Investment Advisor disclaim any economic interest in or beneficial ownership of the Common Stock covered by this Schedule.

      (b) The business address of the Reporting Persons is 140 Broadway, 45th Floor, New York, NY 10005.

      (c) This Schedule is filed on behalf of the Investment Advisor, the Investment Manager, Mr. Fludzinski, Mr. Battaglia and the Fund. The Fund is the record and direct beneficial owner of the shares of Common Stock reported herein. The principal business of the Investment Manager and the Investment Advisor is purchasing, holding and selling securities for investment purposes. The principal business of the Fund is to invest in securities.

      (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

      (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

      (f) Temujin Fund Management, LLC and Thales Fund Management, LLC are organized under the laws of Delaware, USA. Marek T. Fludzinski and Marco Battaglia are each a citizen of the United States of America.

ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The Fund acquired the shares of Common Stock in open market transactions using working capital.

CUSIP No. 010807158                   13D/A                    Page 7 of 9 Pages

ITEM 4 PURPOSE OF TRANSACTION

      The Reporting Persons acquired the Common Stock of the Issuer for investment in the ordinary course of business because they believe the shares represent an attractive investment opportunity.

      The Reporting Persons expect to acquire additional Common Stock via open-market transactions. However, there is no timetable or pre-arranged plan related to the purchase of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

      The Reporting Persons' purchase of the Common Stock was made based on the perceived investment merits related to the Common Stock. The Reporting Persons intend to meet with and/or make suggestions to the Issuer's management personnel from time to time with respect to its capital structure and operations.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

      (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 3,976,751 shares of Common Stock as of June 22, 2007, which represent 17.12% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of shares of Common Stock the Issuer reported as outstanding as of March 31, 2007 on its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 as filed with the Commission on April 24, 2007. The amount of outstanding shares of Common Stock on such Annual Report was 23,231,782.

                                Sole Voting Power    Shared Voting        Sole            Shared
                                                         Power        Dispositive    Dispositive Power
                                                                         Power
                                ----------------------------------------------------------------------
Temujin Fund Management, LLC                           3,976,751                         3,976,751
Thales Fund Management, LLC                            3,976,751                         3,976,751
Marek T. Fludzinski                                    3,976,751                         3,976,751
Marco Battaglia                                        3,976,751                         3,976,751

      The aggregate amount of shares owned by the Reporting Persons is 3,976,751.

      (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

CUSIP No. 010807158                   13D/A                    Page 8 of 9 Pages

      During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

        DATE                      SHARES PURCHASED                    PRICE
        ----                      ----------------                    -----
      5/29/07                          28,255                         12.98
      5/30/07                          15,453                         12.93
      5/31/07                          7,700                          12.95
       6/1/07                          16,700                         13.18
       6/4/07                          26,344                         13.17
       6/5/07                          17,900                         13.11
       6/6/07                          7,193                          13.03
       6/7/07                          20,265                         12.87
       6/8/07                          14,361                         13.15
      6/11/07                          6,000                          13.08
      6/12/07                          17,161                         13.12
      6/13/07                          14,200                         13.11
      6/14/07                          23,100                         13.22
      6/19/07                          2,719                          13.24
      6/20/07                          13,499                         13.21
      6/21/07                          49,400                         13.20
      6/22/07                          21,436                         13.18

      (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER None.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS

      Joint Filing Agreement, dated as of July 16, 2007, by and among Temujin Fund Management, LLC, Thales Fund Management, LLC, Marek T. Fludzinski and Mario Mattaglia.

CUSIP No. 010807158                   13D/A                    Page 9 of 9 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                              July 16, 2007
                              -------------
                              Date


                              TEMUJIN FUND MANAGEMENT, LLC

                              /s/ Marco Battaglia
                              -------------------
                              Signature

                              Marco Battaglia, Chief Executive Officer
                              ----------------------------------------
                              Name/Title

                              July 16, 2007
                              -------------
                              Date


                              THALES FUND MANAGEMENT, LLC

                              /s/ Marek T. Fludzinski
                              -----------------------
                              Signature

                              Marek T. Fludzinski, Chief Executive Officer
                              --------------------------------------------
                              Name/Title

                              July 16, 2007
                              -------------
                              Date


                              MAREK T. FLUDZINSKI

                              /s/ Marek T. Fludzinski
                              -----------------------
                              Signature

                              July 16, 2007
                              -------------
                              Date


                              MARCO BATTAGLIA

                              /s/ Marco Battaglia
                              -------------------
                              Signature

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.

                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of July 16, 2007, by and among Temujin Fund Management, LLC, Thales Fund Management, LLC, Marek T. Fludzinski and Marco Battaglia.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ultratech, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of July 16, 2007.

                              July 16, 2007
                              -------------
                              Date


                              TEMUJIN FUND MANAGEMENT, LLC

                              /s/ Marco Battaglia
                              -------------------
                              Signature

                              Marco Battaglia, Chief Executive Officer
                              ----------------------------------------
                              Name/Title

                              July 16, 2007
                              -------------
                              Date


                              THALES FUND MANAGEMENT, LLC

                              /s/ Marek T. Fludzinski
                              -----------------------
                              Signature

                              Marek T. Fludzinski, Chief Executive Officer
                              --------------------------------------------
                              Name/Title

                              July 16, 2007
                              -------------
                              Date


                              MAREK T. FLUDZINSKI

                              /s/ Marek T. Fludzinski
                              -----------------------
                              Signature

                              July 16, 2007
                              -------------
                              Date


                              MARCO BATTAGLIA

                              /s/ Marco Battaglia
                              -------------------
                              Signature